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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. EIGHT)*


                                  INFOUSA INC.

                                (NAME OF ISSUER)

                         COMMON STOCK $0.0025 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                   456818 30 1

                                 (CUSIP NUMBER)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                               [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VINOD GUPTA

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]

      (b) [ ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

5  SOLE VOTING POWER

     NUMBER OF     20,244,072*
                   * includes 1,834,164 shares of Common Stock subject to
      SHARES         options exercisable on or before March 1, 2001

   BENEFICIALLY               6   SHARED VOTING POWER

     OWNED BY                               -0-

       EACH                   7   SOLE DISPOSITIVE POWER

    REPORTING                          20,244,072*

      PERSON
                              8   SHARED DISPOSITIVE POWER
       WITH
                                            -0-

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,244,072*

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      40.0%

12    TYPE OF REPORTING PERSON

      IN

Item 1.

        (a) Name of Issuer infoUSA Inc.

        (b) Address of Issuer's Principal Executive Offices
            5711 South 86th Circle, Omaha, Nebraska  68127

Item 2.

        (a) Name of Person Filing

                            VINOD GUPTA

        (b) Address of Principal Business Office or, if none, Residence 5711 South 86th Circle, Omaha, Nebraska 68127

        (c) Citizenship
                            USA

        (d) Title of Class of Securities

                            COMMON STOCK  $0.0025 par value

        (e) CUSIP Number
                            456818 30 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person is a:

        (a) [ ] Broker or Dealer registered under Section 15 of the Act

        (b) [ ] Bank as defined in section 3(a)(6) of the Act

        (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940

        (e) [ ] An investment adviser in accordance with
                (S)240.13d-1(b)(1)(ii)(E)

        (f) [ ] An employee benefit plan, or endowment fund in accordance with
                (S)240.13d-1(b)(1)(ii)(F)

        (g) [ ] A parent holding company or control person, in accordance with
                (S)240.13d-1(b)(ii)(G)

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Act of 1940

        (j) [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

        (a) Amount Beneficially Owned  20,244,072*

        (b) Percent of Class           40.0%

        (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote

                               20,244,072*

             (ii) shared power to vote or to direct the vote

                               -0-

             (iii) sole power to dispose or direct the disposition of

                               20,244,072*

             (iv) shared power to dispose or direct the disposition of

                               -0-

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

               NOT APPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

               NOT APPLICABLE

Item 8.   Identification and Classification of Members of the Group

               NOT APPLICABLE

Item 9.   Notice of Dissolution of Group

               NOT APPLICABLE

Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 14, 2001
                                -----------------
                                      Date

                                 /s/ VINOD GUPTA
                                 ---------------
                                    Signature

                                   VINOD GUPTA
                              Chairman of the Board
                             Chief Executive Officer
                             -----------------------
                                   Name/Title